[LINN LETTERHEAD]

June 12, 2012
Via EDGAR and Facsimile
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Linn Energy, LLC
Registration Statement on Form S-4
Filed May 8, 2012
File No. 333-181256
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed on April 26, 2012
File No. 0-51719

Dear Mr. Schwall:

Set forth below are our responses to the comment and request for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 4, 2012. For your convenience, the comments provided by the Staff have been included in bold face type preceding our response. References to “we,” “us” and “our” herein refer to Linn Energy, LLC and its consolidated subsidiaries.

1.
We note that you have presented various non-GAAP measures without proper regard to the requirements of Item 10(e) of Regulation S-K. We expect that you will need to revise your disclosures to address the following points.

•
You present the non-GAAP measures “Adjusted EBITDA” and “Adjusted net income” in your tables on pages 41 and 46, and provide descriptions of these measure on pages 58 and 59. However, the reconciliations on pages 59 and 60 show “Adjusted EBITDA from continuing operations” and “Adjusted net income from continuing operations.” You need to revise your disclosures to utilize appropriate and consistent labels for your non-GAAP measures. If you are going to present the non-GAAP measures Adjusted EBITDA and Adjusted net income then you should provide reconciliations for each of these measures to net income rather than net income from continuing operations. In this instance you should add GAAP net income to your tables on pages 41 and 46; or remove the non-GAAP measures to comply with Item 10(e)(1)(i)(A).

•
We note that you have provided in your discussion and analysis of your results of operations narratives for your non-GAAP measures of Adjusted EBITDA on pages 45 and 50 but no comparable narrative to address net income or net income from continuing operations. We believe that you will need to expand your disclosure to include narratives having equal or greater prominence based on the most comparable measure determined in accordance with GAAP to comply with Item 10(e)(1)(i)(A).

Response:

We acknowledge the Staff's comment. In future filings beginning with our Form 10-Q for the quarter ended June 30, 2012, we will revise our disclosure to utilize appropriate and consistent labels for our non-GAAP measures, provide reconciliations for each non-GAAP measure to net income rather than income from continuing operations and add GAAP net income to our tables included in the Management's Discussion and Analysis section of our filings.

In future filings, we will also expand our non-GAAP disclosure to include narratives to address net income or income from continuing operations which have equal or greater prominence based on the most comparable measure determined in accordance with GAAP.

2.
We note that you reported significant acquisitions of interests in oil and gas properties on December 15, 2011 and March 30, 2012, and filed statements of revenues and direct operating expenses in current reports on December 12, 2011 and April 30, 2012, rather than financial statements which would comply with Rule 3-05 of Regulation S-X. If you do not plan to comply with this filing requirement in the future you should consult with the Division of Corporation Finance - Office of Chief Accountant in advance. In response to this comment you should submit a listing of all acquisitions undertaken subsequent to June 30, 2011, including a summary of each transaction, your view on significance under Rule 3-05 of Regulation S-X, and an explanation of circumstances for those transactions which you believe should be granted special accommodation.

Response:

We acknowledge the Staff's comment. For the year ended December 31, 2011, the Company completed 11 acquisitions of oil and natural gas properties. Below is a table setting forth the Company's calculations of the significance of each such acquisition in accordance with Rules 1-02(w) and 3-05 of Regulation S-X.

	Date Acquired	Investment Test %	Asset Test %	Income Test %
Company A	1/14/2011	0.5%	0.5%	1.6%
Company B	1/31/2011	0.2%	0.2%	0.5%
Concho Resources Inc. (1)	3/31/2011	3.3%	3.3%	14%
Sandridge Exploration and Production, LLC (1)	4/1/2011	3.4%	3.4%	9.6%
Company C	4/5/2011	0.6%	0.6%	2.1%
Company D	5/2/2011	1.1%	1.1%	3.4%
Company E	5/11/2011	1.7%	1.7%	10.2%
Panther Energy Company LLC and Red Willow Mid-Continent, LLC (1)	6/1/2011	3.7%	3.7%	19.2%
Company F	11/1/2011	1.5%	1.5%	4.9%
Company G	11/18/2011	0.3%	0.3%	1%
Plains Exploration and Production Company (2)	12/15/2011	8.9%	8.9%	25.7%
Aggregate		25.2%	25.2%	92.2%

(1) Acquisition was individually insignificant; however, when combined with all individually insignificant acquisitions during the period, the individually insignificant acquisitions exceeded the 50% aggregate significance threshold described in Rule 3‑05(b)(2)(i) of Regulation S‑X. Accordingly, the Company audited the mathematical majority of the businesses acquired.

(2)	Acquisition was individually significant and was audited.
For the five months ended May 31, 2012, the Company completed six acquisitions of oil and natural gas properties. Below is a table setting forth the Company's calculations of the significance of each such acquisition in accordance with Rules 1-02(w) and 3-05 of Regulation S-X.

	Date Acquired	Investment Test %	Asset Test %	Income Test %
Company H	2/15/2012	0.4%	0.4%	0.9%
Company I	2/29/2012	0.1%	0.1%	0.2%
Company J	2/29/2012	0.2%	0.2%	0.5%
BP America Production Company (1)	3/30/2012	14.9%	14.9%	33.6%
Anadarko Petroleum Corporation	4/3/2012	4.4%	4.4%	7.3%
Southwestern Energy Production Company	5/1/2012	1.9%	1.9%	6.9%
Aggregate		21.9%	21.9%	49.4%
(1)Acquisition was individually significant and was audited.
Note: In some cases, due to confidentiality, we have not used the actual name of the seller. Actual seller name is listed only it if has been or will be disclosed in our public filings.

In June 2011, although no acquisition completed during 2011 had exceeded the 20% significance threshold under Rule 3-05, we calculated that the closing of the acquisition of oil and natural gas properties from Panther Energy Company LLC and Red Willow Mid-Continent, LLC (“Panther”) would result in the Company having completed individually insignificant acquisitions in excess of 50% under the income test of Rule 1-02(w). Accordingly, we determined that our undertaking as required by Item 512 of Regulation S-K made in our Registration Statement on Form S-3 (Registration No. 162357) required us to file audited financial statements for the mathematical majority of such acquisitions. On July 14, 2011, we submitted a letter to the Division of Corporate Finance-Office of the Chief Accountant of the Commission (“CF-OCA”) requesting an accommodation to present statements of revenue and direct operating expenses in lieu of full financial statements for the acquisitions from Concho Resources Inc. (“Concho”), Sandridge Exploration and Production, LLC (“Sandridge”) and Panther. By letter dated July 27, 2011, the CF-OCA granted our request for such accommodation, and on August 2, 2011, we filed a Current Report on Form 8-K including audited statements of revenues and direct operating expenses for each such acquisition, as well as pro forma financial information of the Company for the year ended December 31, 2010 and the six months ended June 30, 2011 giving effect to such acquisitions.

The only other significant acquisitions consummated by the Company since the initial pre-clearance were two unrelated acquisitions of oil and natural gas properties and certain other related assets and liabilities (collectively, the “Properties”) from each of Plains Exploration and Production Company (“Plains”) and BP America Production Company (“BP” and, collectively with Plains, the “Sellers”). Each of these transactions was factually similar to the acquisitions for which we sought and received pre-clearance from the CF-OCA on July 14, 2011 and July 27, 2011, respectively. Additional information with respect to each of such acquisitions is set forth below.

In December 2011, the Company acquired oil and natural gas properties from Plains for total consideration of approximately $544 million. In March 2012, the Company also acquired oil and natural gas properties from BP for total consideration of approximately $1.17 billion. The Properties had not been previously managed by the Sellers as stand-alone businesses, but meet the description of businesses as prescribed in Rule 11-01(d) of Regulation S-X and Topic 2010.4 of the Commission's Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”). With respect to the Sellers operating the Properties and the business conducted with respect to the use of the Properties, to the best of our knowledge:

•
Neither of the Sellers maintained administrative support functions (such as accounting, treasury, tax and legal functions) dedicated to the Properties. Rather, these functions were provided by the Sellers at the corporate level, and the related costs were not historically allocated to the Properties.

•	Neither of the Sellers' systems and procedures provided sufficient information for the preparation of stand-alone interest provisions.

•	Accounts receivable and accounts payable were maintained in the aggregate for the entire company of each Seller and neither Seller's debt was directly attributable to the Properties.

•
Separate cash balances were not maintained for the Properties. Cash receipts and disbursements relating to the operations of the Properties were aggregated with the cash activity for the entire company of each of the Sellers

In addition, we were advised by each of the Sellers that it was impracticable to prepare complete financial statements relating to the Properties in accordance with Rules 3-01 and 3-02 of Regulation S-X for the following reasons:

•	The Properties had not been accounted for as a separate entity, subsidiary or division of either of the Sellers' businesses.

•
Stand-alone financial statements relating to the Properties have never previously been prepared, and the Sellers' independent auditors had never audited or reported separately on the operations or net assets of either of the Sellers' Properties.

•
The Sellers could not objectively allocate certain corporate expenses to the Properties. Any allocation would be subjective and would not be relevant to investors given the differences between the Sellers' corporate structure and that of LINN Energy.

•
Working capital accounts, including cash relating to the Properties, were maintained only in the aggregate at the Sellers' divisional level, and it is not practicable to separately identify those amounts attributable to the Properties.

In light of (a) the facts relating to the Properties as summarized above, (b) the fact that each of such acquisitions was factually similar to the acquisitions for which the CF-OCA had recently granted us a similar accommodation, and (c) an understanding on our part that the Staff had an informal position that each acquisition would not necessarily require pre-clearance for the presentation of revenues and direct operating statements in lieu of full financial statements for straightforward acquisition of oil and natural gas properties, we provided the following financial information relating to the Properties on Current Reports on Form 8-K filed on December 12, 2011 and April 30, 2012:

•
Statements of Revenues and Direct Operating Expenses for all periods for which financial information relating to the Properties is required pursuant to Rule 3-05 of Regulation S-X. These statements include revenues generated by the Properties acquired, less expenses directly attributable to the Properties, and allocations, if any, of operating costs incurred by each of the Sellers relating to the respective Properties. Direct expenses in such statements do not include any allocation of general costs incurred for administrative support (such as accounting, treasury, tax and legal support), nor an allocation of interest.

•
Estimated quantities of proved oil and natural gas reserves and a standardized measure of discounted future net cash flows for the Properties pursuant to Codification of Accounting Standards Topic 932.

•	A note to the statements described above explaining the reasons for the presentation and the nature of any omitted expenses.

In addition, the corresponding pro forma financial information included in the above-referenced current reports for each such acquisition includes adjustments for expenses that are omitted from the Statements of Revenues and Direct Operating Expenses for each such acquisition to the extent such adjustments are factually supportable.

We believe that the presentation of the financial information described above is consistent with the Commission's rules, regulations and Staff interpretations on the topic, including Topic 2, Section 2065.7 of the Financial Reporting Manual, and provide investors with all of the information material to their understanding of our acquisitions of the Properties. The Properties acquired are integrated or being integrated into our existing organizational structure. Because LINN Energy's cost structure is different than that of the Sellers, we believe that a presentation of complete financial statements in accordance with Rule 3-01 and 3-02 of Regulation S-X that includes allocation of certain Seller corporate expenses would not be more meaningful or relevant to investors, and as more fully explained above, historical financial statements for the Properties do not exist, and would be impractical to provide. In light of the fact that we did not request in advance an accommodation for these acquisitions, based on the facts presented above, we request your concurrence, after the fact, with our presentation in Current Reports on Form 8-K filed on December 12, 2011 and April 30, 2012 in satisfaction of the requirements of Rule 3-05 of Regulation S-X and Rules 3-01 and 3-02 of Regulation S-X as they relate to the Properties.

Should the Staff have any questions or comments, please contact the undersigned at (281) 840-4156.
Very truly yours,

LINN ENERGY, LLC

By:     /s/ CANDICE J. WELLS
Candice J. Wells
Vice President, Assistant General Counsel and
Corporate Secretary